FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 18 DATED JUNE 1, 2011
TO THE PROSPECTUS DATED JUNE 11, 2010

This document supplements, and should be read in conjunction with, our prospectus dated June 11, 2010 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011 and supplement no. 17 dated May 13, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	the acquisition of the Miramar Centre II Building.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of May 25, 2011, we had raised aggregate gross offering proceeds of approximately $83.2 million from the sale of approximately 3.3 million shares in this offering, including shares sold under our distribution reinvestment plan. As of May 25, 2011, approximately 196.7 million shares of our common stock remain available for sale in our primary offering, and approximately 30 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

The termination date of our primary offering of 200,000,000 shares of common stock will be June 10, 2012, unless extended up to an additional 18 months by our board of directors. If we continue our primary offering beyond June 10, 2012, we will provide that information in a prospectus supplement. We may continue to offer shares under our distribution reinvestment plan beyond the conclusion of the primary offering until we have sold 30,000,000 shares of common stock through the reinvestment of distributions. We may terminate this offering at any time.

Property Acquisition

On May 27, 2011, we purchased a four-story office building containing approximately 96,394 square feet (the “Miramar Centre II Building”) for approximately $21.5 million, exclusive of closing costs. The acquisition was funded with proceeds of $19.3 million from our $70.0 million secured revolving credit facility and proceeds of $2.2 million raised from this offering. The Miramar Centre II Building was built in 2001 and is located on approximately 6.13 acres of land in Miramar, Florida. The Miramar Centre II Building was purchased from TCP-Miramar, LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The Miramar Centre II Building is currently 100% leased to Humana Medical Plan, Inc. (“Humana Medical Plan”), a subsidiary of Humana, Inc. Humana, Inc., which guarantees the Humana Medical Plan lease, is one of the nation's largest publicly traded health and supplemental benefits companies.

The current annual effective base rent is approximately $1.7 million. The current weighted-average rental rate over the lease term is approximately $18.75 per square foot. Humana Medical Plan utilizes the Miramar Centre II Building as a call center and to provide executive and administrative support to its operations. Humana Medical Plan's lease expires in December 2017, but it has the right to extend the term of its lease for three additional five-

year renewal periods at 95% of the then-current market rate.

Based on the current condition of the Miramar Centre II Building, we do not believe it will be necessary to make significant renovations to the Miramar Centre II Building. Our management believes that the Miramar Centre II Building is adequately insured.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated June 11, 2010, supplement no. 15 dated April 19, 2011, supplement no. 16 dated May 6, 2011, supplement no. 17 dated May 13, 2011 and supplement no. 18 dated June 1, 2011.
Supplement no. 15 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	updates to the risks related to an investment in our shares;

•	an update to our “Estimated Use of Proceeds” table;

•	a revised ownership structure chart;

•	the amendment of our charter;

•	the amendment of our bylaws;

•	changes to the composition of our board of directors;

•	a change to the compensation paid to our independent directors;

•	an update to the biography of Randall D. Fretz, our senior vice president;

•	our entry into an amended and restated advisory agreement and a master property, leasing and construction management agreement;

•	information regarding leadership changes at our dealer manager;

•	an update regarding our dealer manager;

•	the cap on the debt financing fee payable to our advisor and its affiliates;

•	a change to the disposition fee payable to our advisor and its affiliates;

•	revised disclosure regarding our conflict resolution procedures;

•	updates to the “Prior Performance Summary” section of our prospectus;

•	updates to the “Experts” section of our prospectus;

•	information incorporated by reference; and

•	updated prior performance tables for the year ended December 31, 2010.

Supplement no. 16 includes:

•	the status of the offering; and

•	the execution of an agreement to purchase a four-story office building containing approximately 96,400 square feet in Miramar, Florida.

Supplement no. 17 includes:

•	acquisition of the Duke Bridges I & II Buildings;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 12, 2011; and

•	our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q, filed on May 12, 2011.

Supplement no. 18 includes:

•	the status of the offering; and

•	the acquisition of the Miramar Centre II Building.